Exhibit 99.1

Sky-mobi Limited Announces Results of 2014 Annual General Meeting

HANGZHOU, China, December 30, 2014 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform in China, today announced that the following ordinary resolutions were adopted at its 2014 annual general meeting, which was held on December 29, 2014, in Macau:

1.	The re-election of Mr. Michael Tao Song as a director of the Company; and
2.	The appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm up to March 31, 2015.

The shareholders also authorized Mr. Michael Tao Song to take any action to effect the foregoing resolutions.

About Sky-mobi Limited:

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contact:

For investor and media inquiries please contact:

ICR, Inc. Chenjiazi Zhong Phone: + (1) (646) -915-1615 (US) Email: investor.relations@sky-mobi.com